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                                September 7, 2023

       Lin Li
       Chief Executive Officer
       Northann Corp.
       9820 Dino Drive, Suite 110
       Elk Grove, CA 95624

                                                        Re: Northann Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed September 5,
2023
                                                            File No. 333-273246

       Dear Lin Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2023 letter.

       Amendment No. 3 to Form S-1 filed September 5, 2023

       Exhibit 15.1, page i

   1. Please have your auditor revise its letter in lieu of consent for review report to refer to the correct date of its
review report, which we note is August 24, 2023.
              You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if
       you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.
 Lin Li
Northann Corp.
September 7, 2023
Page 2
                              Sincerely,
FirstName LastNameLin Li
                              Division of Corporation Finance
Comapany NameNorthann Corp.
                              Office of Manufacturing
September 7, 2023 Page 2
cc:       Jason Ye
FirstName LastName